SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                          Amylin Pharmaceuticals, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                         (Title of Class of Securities)

                                    032346108
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 7, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                 AMENDMENT NO. 5


Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission ("SEC") by the Reporting Persons on May 22, 2008 (as amended, the "Initial 13D"), as amended by amendment No. 1, amendment no. 2, amendment no. 3 and amendment no. 4 thereto, with respect to the shares of Common Stock, par value $.001 (the "Shares"), issued by Amylin Pharmaceuticals, Inc., (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D. The address of the principal executive offices of the Issuer is 9360 Towne Centre Drive, San Diego, California 92121.

Item 4. Purpose of Transaction

     Item 4 is here by amended by the addition of the following:

     On March 24, 2009, San Antonio Fire & Police Pension Fund ("San Antonio"), a purported stockholder of the Issuer, filed a class action lawsuit in the Delaware Court of Chancery against the Issuer and its directors seeking to disable debt acceleration provisions that would be triggered in the event of certain changes in the composition of the Issuer's Board of Directors (the "Board") in the Issuer's 2007 Notes and the 2007 Credit Agreement. On April 6, 2009, San Antonio filed a Third Amended Complaint against the Issuer, its directors and Bank of America, N.A. (the lead bank on the Credit Agreement), alleging that the directors of the Issuer violated their fiduciary duties by adopting such acceleration provisions in the 2007 Notes and in the Credit Agreement and by failing to approve the nominees of Icahn (as hereinafter defined) and Eastbourne Capital Management L.L.C. ("Eastbourne") pursuant to the 2007 Indenture (so that if the current directors constitute, after the 2009 annual meeting, less than a majority of the Board, a default in the 2007 Notes would not thereby occur), that such acceleration provisions in the Credit Agreement are unlawful and invalid, and that the Issuer's disclosures concerning the acceleration provisions are coercive and misleading. Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III (collectively, "Icahn") moved to intervene as individual plaintiffs in the lawsuit.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY Carl C. Icahn, DR. ALEXANDER J. DENNER, DR. THOMAS F. DEUEL, MR. JULES HAIMOVITZ, DR. PETER LIEBERT, DR. DAVID SIDRANSKY, MR. MAYU SRIS, MR. JEFFREY MECKLER, MR. ERIC ENDE, ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II LP, ICAHN PARTNERS MASTER FUND III LP, ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP., AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF AMYLIN PHARMACEUTICALS, INC, FOR USE AT ITS ANNUAL MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE AVAILABLE TO STOCKHOLDERS OF AMYLIN PHARMACEUTICALS, INC. FROM THE PARTICIPANTS AT NO CHARGE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW. SEC.GOV.

INFORMATION RELATING TO THE PARTICIPANTS IN THIS PROXY SOLICITATION IS CONTAINED IN SCHEDULE 14A FILED BY MR. ICAHN AND CERTAIN OF HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 2009, WHICH DOCUMENT IS AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION' S WEBSITE AT WWW.SEC.GOV

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2009


ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


 [Signature Page of Schedule 13D Amendment No. 5 - Amylin Pharmaceuticals, Inc.]

ICAHN CAPITAL LP
         By: IPH GP LLC, its general partner
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              --------------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer


IPH GP LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              --------------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer



ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              --------------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer


 [Signature Page of Schedule 13D Amendment No. 5 - Amylin Pharmaceuticals, Inc.]

ICAHN ENTERPRISES G.P. INC.

By:  /s/ Dominick Rageon
     --------------------------
     Name: Dominick Ragone
     Title: Chief Financial Officer



BECKTON CORP.

By:  /s/ Edward E. Mattner
     -------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


 [Signature Page of Schedule 13D Amendment No. 5 - Amylin Pharmaceuticals, Inc.]

Dated: April 9, 2009




/s/ Carl C. Icahn
-----------------
CARL C. ICAHN







 [Signature Page of Schedule 13D Amendment No. 5 - Amylin Pharmaceuticals, Inc.]